

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 25, 2017

<u>Via E-mail</u>
Lars Boesgaard
Chief Financial Officer
Roka Bioscience, Inc.
20 Independence Boulevard
Warren, NJ 07059

> **Re:** **Roka Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 20, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 18, 2017**
> **File No. 001-36538**

Dear Mr. Boesgaard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2017</u>

<u>Exhibit 31.1 and 31.2</u>

1.   We note that your officer certifications do not include the reference to internal control over financial reporting in the introduction to paragraph 4 and omitted paragraph 4(b). Please refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K and amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2017.

Lars Boesgaard
Roka Bioscience, Inc.
September 25, 2017
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin J. Kuhar

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery